Exhibit 4

AMENDED AND RESTATED JOINT BLANKET BOND ALLOCATION AGREEMENT

This Joint Blanket Bond Allocation Agreement (the “Agreement”) is amended and restated as of November 30, 2014, by and among, individually and not jointly, BofA Funds Series Trust (“BFST”), on behalf of each of its series (each such series of BFST being referred to herein individually as a “Fund” and collectively as the “Funds”), BofA Advisors, LLC (“BoAA”) and BofA Distributors, Inc. (the “Distributor” and collectively with BoAA, the “Other Insureds”).

BFST and the Other Insureds (collectively, the “Insureds”) are joint Insureds under an investment company blanket bond (the “Bond”) and wish to comply with the provisions of Rule 17g-1 under the Investment Company Act of 1940, as amended (the “Act”).

In consideration of the mutual covenants and agreements contained in this Agreement, the parties agree as follows:

1.             Primary Coverage.  Each Insured shall have “primary” (i.e., minimum assured) coverage under the Bond with respect to each loss covered under the Bond in the amount shown for such Insured on Schedule A hereto, that, with respect to BFST, is at least equal to the amount that BFST would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 under the Act.

2.             Allocation of Premiums.  The premium on the Bond for any Bond period shall be allocated among the Insureds on the basis of the insurer’s estimate of the relative cost to the respective Insureds of maintaining separate bonds in the amounts of their respective primary coverages as stated in Schedule A and with the deductibles applicable to the respective Insureds, subject to approval by BFST’s Board of Trustees.  BFST shall further allocate its portion of the premium among the Funds in the same proportion as the percentage amount each Fund’s net assets bears to BFST’s net assets as of the same date.

3.             Recovery of Sufficient Coverage.  Recovery by any Insured for a loss covered under the Bond that does not exceed the limit of coverage provided by the Bond shall be paid in full to the respective Insured in the amount of its respective covered loss.

4.             Allocation of Insufficient Coverage.  Recovery of a loss covered under the Bond sustained by more than one Insured that in the aggregate exceeds the amount of coverage provided by the Bond shall be equitably and proportionately shared among all such Insureds in amounts consistent with the portion of the Bond premium allocated to each such Insured, provided that, in any event, BFST shall receive not less than the amount of its primary coverage shown on Schedule A.  Recovery by BFST under the Bond shall likewise be allocated among the Funds based upon the relative premiums for such Bond period borne by the Funds incurring such loss.  Any allocation in excess of a loss actually sustained by any Insured shall be reallocated consistent with this paragraph.

5.             Deductibles.  No deductible under the Bond shall be required for BFST with respect to a loss sustained by a Company resulting from larceny or embezzlement.

6.             Prior Agreements. This Agreement shall become effective as of the date first written above and shall supersede any previous agreement between or among any parties hereto relating to the allocation of premiums and coverage under any joint-insured fidelity bond, and any such previous agreement is hereby terminated.  If and to the extent there is any recovery of a covered loss under the Bond resulting from a claim arising during any period when a party hereto was covered under the Bond but was not yet a party to this Agreement, the terms of this Agreement shall nonetheless control as if it was in full force and effect with respect to that party on that date.

7.             Additional Parties. The parties hereby agree that any registered investment company advised by BoAA or its affiliates may become an insured under the Bond and a party to this Agreement by executing this Agreement and by paying its share of the premium in accordance with Section 2 of this Agreement.

8.             Miscellaneous.  This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute one and the same instrument, which may be sufficiently evidenced by one counterpart.  For all purposes, signatures delivered and exchanged by facsimile transmission shall be binding and effective to the same extent as original signatures.

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement by its respective officer as of the date first set forth above.

BofA FUNDS SERIES TRUST
each on behalf of each of its series,

For each of the above,

By:	/s/ Jeffrey R. Coleman
Name:	Jeffrey R. Coleman
Title:	Senior Vice President and Chief Financial Officer

BofA ADVISORS, LLC

By:	/s/ Paul Quistberg
Name:	Paul Quistberg
Title:	Chief Investment Officer

BofA DISTRIBUTORS, INC.

By:	/s/ Michael Pelzar
Name:	Michael Pelzar
Title:	President and Chief Executive Officer

Schedule A

November 30, 2014

Bond Period:	November 30, 2014 – November 30, 2015
Bond:	Bond No. 87152114B issued by ICI Mutual Insurance Company
Limit of Liability (Fidelity):	$25,000,000

Primary Coverage Allocable to Each Insured

Investment Company	Amount ($)
BofA California Tax-Exempt Reserves	750,000
BofA Tax-Exempt Reserves	2,500,000
BofA Cash Reserves	2,500,000
BofA Treasury Reserves	2,500,000
BofA Government Reserves	2,500,000
BofA Municipal Reserves	1,250,000
BofA Money Market Reserves	2,500,000
BofA New York Tax-Exempt Reserves	750,000
BofA Connecticut Municipal Reserves	400,000
BofA Government Plus Reserves	1,250,000
BofA Massachusetts Municipal Reserves	525,000
Subtotal:	17,425,000

Other Insureds/BofA Entities(1)	7,575,000

Total:	25,000,000

(1) Other Insureds/BofA Entities consist of BofA Advisors, LLC and BofA Distributors, Inc.